Exhibit 16







     April 27, 2000


     Securities and Exchange Commission
     450 Fifth Street N.W.
     Washington, D.C.  20549


     Re: The  Salary Reduction Plan for Hourly Employees of IMC Global
         Operations   Inc.  Represented  by  United  Steelworkers   of
         America at Carlsbad, New Mexico
         File No.  1-9759

     Dear Sir or Madam:

     We have read Item 4 of the Form 8-K dated April 27, 2000 of IMC Global Inc. for the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico and are in agreement with the statements contained in the second and third paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


     Very truly yours,


     /s/ Ernst & Young LLP



     Chicago, Illinois